UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. __)

Cloud Security Corporation

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

18911V200

(CUSIP Number)

Horwitz & Armstrong,

A Professional Law Corp.

14 Orchard, Suite 200

Lake Forest, CA 92630

Tel. 949-540-6540

(Name, Address and Telephone Number of Person‘s Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover pages.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	18911V200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Michael R. Dunn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ X ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,300,000
	8	SHARED VOTING POWER
None
	9	SOLE DISPOSITIVE POWER
3,300,000
	10	SHARED DISPOSITIVE POWER
None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.33%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001, of Cloud Security Corporation, a Nevada corporation (the “Issuer” or “Company”). The principal executive office of the Issuer is 2 Park Plaza, Suite 400, Irvine, CA 92614.

ITEM 2. IDENTITY AND BACKGROUND.

(a)   This Statement is being filed by Michael R. Dunn (the “Reporting Person”).

(b)  The business address for Reporting Person is 2 Park Plaza, Suite 400, Irvine, CA 92614.

(c)  The principal business of the Reporting Person is as Chief Executive Officer of the Issuer.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

(e)  During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)   The Reporting Person is a citizen of the State of California, USA.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 28, 2017, the Reporting Person entered into a Stock Purchase Agreement (the “Agreement”) with Goldenrise Development, Inc. (“Goldenrise”). Pursuant to the Agreement, Goldenrise agreed to sell and Reporting Person agreed to purchase 12,000,000 restricted common stock (“Common Stock”) shares of the Issuer (the “Shares”), representing approximately 92.12% of the Company’s outstanding shares of common stock. In consideration for the Shares, Reporting Person paid to Goldenrise a total of $400,000 as follows: (i) $180,000 on or before July 15, 2017 (extended to July 28, 2017) (the “Closing”), (ii) $180,000 shall be withheld by Reporting Person and applied towards monies owed by Goldenrise to Purchaser; and (iii) $40,000 shall be with withheld by Reporting Person and applied towards invoices related to the audit and legal fees associated with the reporting requirements of the Issuer through the date of Closing. The Agreement Closed on July 28, 2017. (See Item 4).

On June 28, 2017, Reporting Person and China Israel Biotechnology Co. Ltd. and Central Bio-MD Technology Co. Ltd, each a Chinese corporation (collectively, the “Buyers”), entered into a Stock Purchase Agreement (the “SPA”). Pursuant to the SPA, Seller agreed to sell and Buyers agreed to purchase 6,000,000 restricted common stock shares of the Company (the “Shares”), representing approximately 46.06% of the Company’s outstanding shares of common stock. In consideration for the Shares, Buyers agreed to pay to Seller a total of $200,000 upon execution of the SPA. The SPA concurrently closed on July 28, 2017.

A portion of the Funds used to close on the Agreement with Goldenrise originated from the purchase price paid under the SPA.

Additionally, on July 28, 2017, the Reporting Person entered into a consulting agreement with Amanda Huang pursuant to which the Reporting Person agreed to compensate Ms. Huang with 1,500,000 shares of Issuers Common stock for services rendered to the Reporting Person. On July 28, 2017, the Reporting Person closed on private stock purchase agreements with multiple individuals pursuant to which the Reporting Person sold an aggregate 1,000,000 Common Stock shares of Issuer. On July 28, 2017, the Reporting Person gifted 200,000 shares to a family member.

As of July 28, 2017, the Reporting person effectively owns 3,300,000 shares of Issuers Common Stock.

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ITEM 4. PURPOSE OF TRANSACTION.

In connection with the Agreement and SPA, which closed currently on July 28, 2017, Reporting Person acquired 12,000,000 shares of Issuer’s Common Stock in a private transaction, and concurrently sold/transferred all but 3,300,000 to other purchasers and individuals, which is equal to approximately 25.33% of Issuer’s outstanding shares, based on 13,026,980 shares issued and outstanding. In consideration of the shares of Common Stock, Reporting Person paid a total of $180,000 in cash and the balance was applied towards past due monies owed to the Reporting Person and certain legal and audit fees. The shares of Common Stock to which this Schedule 13D relates are being acquired by the Reporting Person as an investment. The Reporting Person is an officer and director of the Issuer.

The Purchaser will report on a separate Schedule 13D all matters related to their acquisition. The Reporting Person and Purchaser disclaim membership in a group.

Concurrently with the acquisition by the Reporting Person, as reported on Form 8-K filed by Issuer on August 1, 2017, incorporated herein by reference, the Reporting Person resigned as Chairman of the Board of Directors of the Issuer, Mr. Qingxi Huang was appointed as Chairman of the Board, and Ms. Amanda Huang was appointed as Senior Vice President of the Issuer.

Other than as described in this Schedule 13D, the Reporting Person is not aware of any plans or proposals which would result in the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present Board or management of the Company other than described above, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; any changes in Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above.

Depending on various factors, the Reporting Person may in the future take such actions with respect to re-investing in the Issuer as it deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person owns 3,300,000 shares of Common Stock representing 25.33% of the issued and outstanding common stock.

(b) The Reporting Person has the sole power to vote and dispose of its 3,300,000 shares of Common Stock based on its direct beneficial ownership of such shares.

(c) The Reporting Person received the 0 shares of Common Stock within the last 60 days in connection with the Transaction as described in Item 4 above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Reporting Person

(e) Not applicable.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, other than as described in this Schedule 13D

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number	Description of Exhibit

Exhibit 1	Stock Purchase Agreement dated June 28, 2017 (previously filed with the Issuer’s Current Report on Form 8-K, filed on June 30, 2017 and incorporated herein by reference)
Exhibit 2	Stock Purchase Agreement dated June 28, 2017, by and between Mr. Michael R. Dunn and China Israel Biotechnology Co. Ltd. and Central Bio-MD Technology Co. Ltd., (previously filed with the Issuer’s Current Report on Form 8-K, filed on August 1, 2017 and incorporated herein by reference)

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SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2017

By: /s/ Michael R. Dunn
Michael R. Dunn

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